11-00514

Form G-FIN /A

[redacted]

09041903

RECEIVED
JUL 14 2009
Credit & Market Risk

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☑ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☑ Government Securities Dealer
   C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☑ Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 22 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

4. A. Full name of the financial institution: CenterState Bank of Florida
CenterState Bank – Correspondent Banking and Investment Department

   B. Address of principal office of financial institution: 1101 First Street South, Winter Haven, FL 33880

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):
3800 Colonnade Parkway, Suite 210, Birmingham, AL 35243

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
W. Scott Clemmons, SVP		205-968-2900

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

Atlanta Office: The applicant is establishing an office of supervisory jurisdiction at: **Platinum Tower, 400 Interstate North Parkway, Atlanta, GA 30339** Municipal activities will include trading and sales. In addition to municipal activities, applicant also acts in the capacity of a Government ~~Securities Dealer~~. Applicant may also act in the capacity of a riskless principal or agent purchasing and selling various fixed income securities including preferred stocks.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 22 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

1 of 3

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Clemmons	William	Scott	SVP
Tucker	Mark	Richardson	SVP
Jones	Allan	Bradford	SVP
Albright	William	Andrew	SVP
Alspaugh	Richard	Fowler	SVP

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
William	Scott	Clemmons	SVP

Manual Signature: [signature]   Date: 7-13-09

283

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Martinez	Lena	Finch	Trader
Hunnack	James	N	SVP

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
William	Scott	Clemmons	SVP

Manual Signature: [signature]

Date: 7-13-09

383

OFFICIAL USE

Schedule A of FORM MSD

(Answers in response to items 5 and 7 of FORM MSD)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS [See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)]

NOTE: (a) Complete a separate Schedule A for each person named in item 5 and each person subject to any action reported under item 7.
(b) State all names in the order of last name, first name, full middle name. If any person legally has only an initial, so indicate after the initial.

I. Full name of applicant exactly as stated in item 2(a) of Form MSD:
CenterState Bank of Florida

II. Full name of person for whom this Schedule is being completed:
William Scott Clemmons

III. (a) Residence address of person for whom this Schedule is being completed:

Number and Street	City	State	Zip Code
4040 Lambert Trail	Vestavia	AL	35242

(b) Date of Birth: 4/22/71 (c) City of Birth: OPP (d) State or Province: AL (e) Country: USA

IV. NAMES USED: Furnish below a list of all names individual has been known by or has used, including maiden name if applicable. If no other names used, state "None."

LAST	FIRST	MIDDLE	LAST	FIRST	MIDDLE
None.					

V. EDUCATION. Furnish below a description of the education of the person named in item II of this Schedule *(include name and location of last high school attended, name and location of any college or university attended, degree or degrees received and year or years in which received).*
Mountain Brook High School 1989
Univ of Alabama at Birmingham BS 1993
Univ of Alabama at Birmingham MBA 1998

VI. BUSINESS BACKGROUND: Furnish below a complete, consecutive statement of all business experience and employment for the past ten years. List the last position first. If none, state "None."

Name of Firm and Address	Kind of Business	Exact Nature of Connection or Employment	Beginning Date Mo.	Beginning Date Yrs.	Ending Date Mo.	Ending Date Yrs.
BBC Bank	Bond Trading	Trader	6	08	10	08
First American Bank	Bond Trading	Trader/Fin Anal	8	95	6	08

VII. PROCEEDINGS: If any answer to any paragraph of item 7 is "Yes" with respect to the person for whom this Schedule is being completed, furnish the following details:

Applicable Paragraph of Item 7	Title or Description of Action	Name and Location of Court, Agency, Jurisdiction or Self-Regulatory Organization	Nature and Date of Disposition of Proceeding

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by an item on this page need be filed with an amended item unless the Schedule itself is amended.

FORM MSD-4
Uniform Application for
Municipal Securities Principal or Municipal Securities Representative Associated with a Bank Municipal Securities Dealer

1. APPLICANT NAME Clemmons (Last) William (First) Scott (Middle (if none, write "n/a"))

2. BANK MUNICIPAL SECURITIES DEALER:
   A. NAME CENTERSTATE BANK OF FLORIDA - BOND DEPT.
   B. REGISTRATION NUMBER ________
   C. MAIN ADDRESS 1101 1ST STREET SOUTH
   WINTERHAVEN, FL 33880

3. OFFICE OF EMPLOYMENT OF APPLICANT 3800 COLONNADE PARKWAY SUITE 210 B'HAM, AL 35243

4. DATE OF EMPLOYMENT WITH MSD 11 (Month) 1 (Day) 2008 (Year)

5. TO BE FILED WITH THE FOLLOWING (check one):
   Comptroller of the Currency... ☒ Board of Governors of the Federal Reserve System... ☐ Federal Deposit Insurance Corporation... ☐

6. TYPE(S) OF QUALIFICATION REQUESTED (check all that apply):
   Municipal Securities Representative .... ☒ Government Securities Representative .... ☒
   Municipal Securities Principal .... ☒ Government Securities Supervisor .... ☐

7. It is anticipated that the applicant will perform the following functions in the capacity indicated (check all that apply):

	Capacity: Supervisory	Non-Supervisory
A. Underwriting, trading or sales of municipal securities:	☒	☐
B. Financial advisory or consultant services for issuers in connection with the issuance of municipal securities:	☐	☐
C. Research or investment advice with respect to municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
D. Activities other than those specifically mentioned that involve communication directly or indirectly with public investors in municipal securities in connection with the activities described in items 7.A and 7.B above:	☒	☐
E. Processing and clearing activities with respect to municipal securities:	☒	N/A
F. Maintenance of records involving activities described in items 7.A through 7.E above:	☒	N/A
G. Training of municipal securities principals or municipal securities representatives:	☒	N/A

8. For the purpose of verifying the information furnished on this application by the applicant named in item 1 above, this institution has made inquiry of all employers of the applicant during the immediately preceding three years, as set forth below, concerning the accuracy and completeness of the information provided, and concerning the record and reputation of the applicant as related to the ability to perform the duties for which employed or to be employed.

EMPLOYER	NAME AND POSITION OF PERSON CONTACTED
NOT APPLICABLE	

9-30-08
Date

WILLIAM SCOTT CLEMMONS
Print Name of Municipal Securities Principal

[signature]
Signature of Municipal Securities Principal

ACCEPTANCE OF THIS FORM FOR FILING SHALL NOT CONSTITUTE ANY FINDING THAT THE INFORMATION SUBMITTED HEREIN IS TRUE, CURRENT, COMPLETE, OR NOT MISLEADING. INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (See 18 U.S.C. sections 1001 and 1005, and 15 U.S.C. 78ff.)

PERSONAL HISTORY OF APPLICANT

9. Clemmons William Scott
Name: Last First Middle

10. ____________________
Social Security Number (optional)

11. 4040 Lambert Trail
Resident Street Address

12. B'ham AL 35242
City State Zip

13. April 22nd 1971
Date of Birth (Month/Day/Year)

14. Opp, AL
Place of Birth (City, State (if applicable), Country)

15. Any other name ever used or by which known: William S. Clemmons; Scott Clemmons

16. EMPLOYMENT AND EDUCATION HISTORY. The following is a complete, consecutive statement of all my employment for the past ten years starting with my immediately previous employer. (Include full- and part-time work, self employment, military service, unemployment, and full-time education). For each period of employment, list the position held at the time of leaving employment.

Name of Employer and Complete Address	Type of Business	From mm/yy	To mm/yy	Position Held	Reason For Leaving	Full Time or Part Time
RBC Bank	Bond Trading	6/08	present	Trader	New Job	Full Time
First American BK	"	8/95	6/08	Trader Fin Analysis		Full Time

17. RESIDENTIAL HISTORY. The following is a complete, consecutive statement of all my residential addresses for the past five years starting with my current residence:

Address (Street, City, State, ZIP, Country)	From mm/yy	To mm/yy
4040 Lambert Trail B'ham, AL 35242	05/08	present
1747 Wellington Road Homewood, AL 35216	09/07	05/08
1708 3rd Ave No. Pell City, AL 35125	01/07	09/07
205 Patches Lane Pell City, AL 35128	12/01	01/07

18. A. Have you ever taken a qualification examination for municipal securities principals, municipal securities representatives, or financial and operations principals prescribed by the Municipal Securities Rulemaking Board? Yes ☒ No ☐

If yes, state below the type of examination and the approximate date taken.

Type of Examination GEN. SEC REP. Approximate Date (mm/yy) 1-1-99

Type of Examination MUN SEC PRIN. Approximate Date (mm/yy) 2·22·06

B. Have you ever been exempt from/or received a waiver of the requirement to take and pass an examination of the nature specified in Question 18.A? Yes ☐ No ☑

If yes, state below the type of examination, the basis for such exemption or waiver, and, in the case of a waiver, the approximate date.

Type of Examination ______________ Basis for Exemption or Waiver Approximate Date (mm/yy) ______________

Type of Examination ______________ Basis for Exemption or Waiver Approximate Date (mm/yy) ______________

19. Are you currently bonded? Yes ☒ No ☐

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS YES, ATTACH COMPLETE DETAILS:

20. Have you ever been refused coverage under a fidelity bond or has any surety company paid out any funds on your coverage or canceiled such coverage? Yes ☐ No ☒

21. Have you ever been denied membership, registration, license, permit, or certification by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

22. Has any disciplinary action ever been taken against you, or any sanction imposed upon you, including any finding that you were a cause of any disciplinary action or violated any law, rule or regulation or were an aider, abettor, or co-conspirator in any such violation, by any federal or state securities or federal or state bank regulatory agency, any national securities exchange, registered securities association, or registered clearing agency? Yes ☐ No ☒

23. While you were associated in any capacity with any broker, dealer or municipal securities dealer:

A. Was your registration denied, suspended or revoked? Yes ☐ No ☒

B. Was your membership in any national securities exchange, registered securities association, or registered clearing agency denied, suspended, or revoked, or was it expelled from any such organization? Yes ☐ No ☒

24. Has any permanent or temporary injunction (including a cease and desist order) ever been entered against you enjoining conduct as an investment advisor, underwriter, broker, dealer or municipal securities dealer or as an affiliated person of any investment company, bank dealer, or municipal securities dealer or as an affiliated person of any investment company, bank, insurance company, or enjoining any conduct related to such activities or any transactions in any security? Yes ☐ No ☒

25. Have you been convicted within the past ten years of any felony or misdemeanor: (i) involving the purchase or sale of any security, the taking of a false oath, the making of a false report, bribery, perjury, burglary, or conspiracy to commit any such offense; (ii) arising out of the conduct of the business of a broker, dealer, municipal securities dealer, investment adviser, bank, insurance company, or fiduciary; (iii) involving larceny, theft, robbery, extortion, forgery, counterfeiting, fraudulent concealment, embezzlement, fraudulent conversion, or misappropriation of funds or securities; (iv) involving crimes of concealment of assets, false oaths or claims, bribery in a bankruptcy proceeding, mail fraud, fraud by wire (including telephone, telegraph, radio, or television), fraud or false statements? Yes ☐ No ☒

Date 9-30-08 Signature of Applicant [signature]

Acknowledgement for
FORM MSD-4 ☒
FORM G-FIN-4 ☐

26. Applicant Name WILLIAM SCOTT CLEMMONS

27. Bank Municipal Securities Dealer Name CENTERSTATE BANK OF FLORIDA - BOND DEPT.

Receipt Stamp

28. Bank Municipal Securities Dealer Address 3800 COLONNADE PARKWAY SUITE 210 B'HAM, AL 35243

29. Attention: WILLIAM SCOTT CLEMMONS

WHEN THE FORM MSD-4 IS RECEIVED BY THE APPROPRIATE REGULATORY AGENCY, THIS ACKNOWLEDGEMENT WILL BE STAMPED TO SHOW RECEIPT AND RETURNED TO THE PERSON NAMED IN ITEM 29. THE STAMPED ACKNOWLEDGEMENT SHOULD BE RETAINED TO SUBSTANTIATE FILING.

Mail the form to the Regulator indicated in item 5

✓ The Office of the Comptroller of the Currency
Treasury and Market Risk, (MS 7-1)
250 E. Street, S.W.
Washington, DC 20219

Board of Governors of the Federal Reserve System
Market and Liquidity Risk Section
Mail Stop 185
20th and C Streets, N.W.
Washington, DC 20551

Federal Deposit Insurance Corporation
Division of Supervision
Securities, Capital Markets, and Trust Branch
Room F-2052
550 17th Street, N.W.
Washington, DC 20429

Schedule A of FORM MSD

(Answers in response to items 5 and 7 of FORM MSD)

OFFICIAL USE

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS [See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)]

NOTE: (a) Complete a separate Schedule A for each person named in item 5 and each person subject to any action reported under item 7.
(b) State all names in the order of last name, first name, full middle name. If any person legally has only an initial, so indicate after the initial.

I. Full name of applicant exactly as stated in item 2(a) of Form MSD:
CenterState Bank of Florida

II. Full name of person for whom this Schedule is being completed:
Mark Richardson Tucker

III. (a) Residence address of person for whom this Schedule is being completed:

2617 Heathermoor Rd.	Birmingham	AL	35223
NUMBER AND STREET	CITY	STATE	ZIP CODE

(b) Date of Birth: 11-7-56	(c) City of Birth: Birmingham	(d) State or Province: AL	(e) Country: USA

IV. NAMES USED: Furnish below a list of all names individual has been known by or has used, including maiden name if applicable. If no other names used, state "None."

LAST	FIRST	MIDDLE	LAST	FIRST	MIDDLE
none					

V. EDUCATION. Furnish below a description of the education of the person named in item II of this Schedule *(include name and location of last high school attended, name and location of any college or university attended, degree or degrees received and year or years in which received).*
Mountain Brook High School, Mountain Brook, AL 1975
University of Alabama, Tuscaloosa, AL BS 1979
Samford University, Birmingham, AL MBA 1980-1981

VI. BUSINESS BACKGROUND: Furnish below a complete, consecutive statement of all business experience and employment for the past ten years. List the last position first. If none, state "None."

Name of Firm and Address	Kind of Business	Exact Nature of Connection or Employment	Beginning Date Mo.	Beginning Date Yrs.	Ending Date Mo.	Ending Date Yrs.
BBC/First American/NFC	Investment Sales	Investment Sales	10	85	10	08

VII. PROCEEDINGS: If any answer to any paragraph of item 7 is "Yes" with respect to the person for whom this Schedule is being completed, furnish the following details:

Applicable Paragraph of Item 7	Title or Description of Action	Name and Location of Court, Agency, Jurisdiction or Self-Regulatory Organization	Nature and Date of Disposition of Proceeding

If any item on this page is amended, you must answer in full all other items on this page and file with a completed page 1, and signed execution page. No Schedule required by an item on this page need be filed with an amended item unless the Schedule itself is amended.